July 14, 2005

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Washington, D.C. 20549

Attn: Mark P. Shuman
      Branch Chief - Legal

      Re:   Conversion Services International, Inc.
            Revised Schedule 14A filed June 20, 2005
            File No. 0-27519

Ladies and Gentlemen:

      On behalf of Conversion Services International, Inc. (the "Company"), we are electronically transmitting herewith one conformed copy of the second amendment to the Proxy Statement on Schedule 14A (the "Preliminary Proxy"). Marked courtesy copies of this filing are being sent via overnight mail to Barbara Jacobs and Daniel Lee.

      This letter is being filed in response to the Staff's comments to the Preliminary Proxy filed June 20, 2005. The Staff's comments are set forth in a letter from Mark P. Shuman, Branch Chief, addressed to Scott Newman, President and Chief Executive Officer of the Company, dated July 7, 2005.

      This letter addresses each of your comments in your correspondence point by point. To facilitate your review, this letter has been organized with headings and references identical to your correspondence. Page numbers indicated refer to the page numbers of the enclosed Preliminary Proxy.

      Proposal 3 -Directors' Proposal to Amend the Certificate of Incorporation

      1. We note your response to comment nos. 1 and 2 in our letter dated June 15, 2005 and the chart you have added to your disclosure. Please provide a discussion in your proxy statement regarding the effective increase in authorized shares as a result of the reverse stock split and change in authorized shares and whether you have any plans for the effective increase in authorized shares. Please address the added flexibility available to you in issuing additional shares and any effects such flexibility may have on current stockholders.

      We have revised the disclosure with respect to providing a discussion regarding the effective increase in authorized shares as a result of the reverse stock split and change in authorized shares. You will note that similar language was already contained on former page 14.

      2. We note your response to comment no. 3 in our letter dated June 15, 2005. Your response does not address the requirements of Section 262(b) of the General Corporation Law of Delaware and whether your board of directors has adopted a resolution setting forth the proposed amendment to your certificate of incorporation and declaring its advisability. Rather, your disclosure suggests that your board of directors only partly fulfilled the necessary requirements by adopting a resolution to amend your certificate of incorporation. Please advise and revise your disclosure as appropriate.

      We have revised the disclosure as requested. In May 2005, the Company's outside counsel, Ellenoff Grossman & Schole LLP, advised the Company's Board of Directors how to effectuate a reverse stock split and a reduction in the authorized shares pursuant to the law of the State of Delaware. On May 20, 2005, the Board of Directors unanimously adopted an amendment to the Certificate of Incorporation to effect the reverse stock split and a reduction in the authorized shares and declared that it is advisable for the stockholders to approve the amendment. On such date, the Board of Directors approved the annual meeting date and proxy to be sent to stockholders of the Company eligible to vote. The proxy was filed with the SEC on May 27, 2005.

      Any questions or comments should be directed to the undersigned.

      Kindly acknowledge receipt of the foregoing by stamping the enclosed copy of this letter and returning it in the envelope provided.

                                        Very truly yours,

                                        /s/ Scott Newman
                                        Scott Newman
                                        President and Chief Executive Officer

cc: Ms. Barbara Jacobs
Mr. Daniel Lee
Lawrence F. Metz, Esq.
Stuart Neuhauser, Esq.
Sarah E. Williams, Esq.